SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

January 5, 2010

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

On January 5, 2010, Syneron Medical Ltd. (the “Company”) announced the completion of its previously announced merger with Candela Corporation, a Delaware corporation (“Candela”).  Attached hereto and incorporated herein by reference is the joint press release of the Company and Candela, dated January 5, 2010, entitled "Syneron Medical Ltd. Successfully Completes Merger with Candela Corporation".

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By:	/s/ Fabian Tenenbaum
Name: Fabian Tenenbaum
Title: Chief Financial Officer

Date: January 5, 2010

Syneron Medical Ltd. Successfully Completes Merger with Candela Corporation

Creates the Leader in Aesthetic Device Industry

Yokneam, Israel and Wayland, Massachusetts, January 5, 2010 - Syneron Medical Ltd. (NASDAQ:ELOS), an innovator in the development, marketing and sales of elos(TM) combined-energy medical aesthetic devices and Candela Corporation (NASDAQ:CLZR), a pioneer in the development of   medical and aesthetic laser based technologies and systems, today announced the successful closing of their merger.  The closing of the merger follows the special meeting held on January 5, 2010 where Candela shareholders voted in favor of the proposed merger agreement. As previously announced in September 2009, the merger received unanimous approval by the Boards of Directors of both companies.

Lou Scafuri, Chief Executive Officer of Syneron, commented, “We are very pleased to successfully complete the merger with Candela, representing the execution of our strategy to expand our product portfolio with synergistic and innovative technologies. The combination of Candela and Syneron creates the largest aesthetic medical device company, with an unparalleled global distribution footprint and a balanced mix of core and non-core physician customers that vastly enhances our competitive position.   We believe there is tremendous opportunity to drive long-term growth and market leadership over the next several years.”

Scafuri continued, “We are fortunate to have Gerard E. Puorro, Chief Executive Officer of Candela join our Board of Directors and to have other key executives from Candela join our management team as we collaboratively work to position Syneron as the global leader in the aesthetic device sector.”

Fabian Tenenbaum, Syneron’s Chief Financial Officer, noted, “As we enter the initial post-merger period we will focus on achieving  cost savings through synergies and reduced operating expenses at both companies. We believe these cost saving programs, which are already in place, will position the company to be profitable and the transaction to be accretive to earnings as the global economic environment strengthens. We are especially pleased with the enhancement the merger provides to our business model, where we expect to increase recurring revenue as we grow sales derived from consumables and ongoing services. With no debt and a robust cash position, we have significant financial strength that advantageously positions us to continue investing in our long-term growth.”

Transaction Terms

Under the terms of the merger agreement, Candela shareholders will receive 0.2911 ordinary shares of Syneron for each share of Candela common stock they own. Syneron will issue approximately 6.7 million shares to acquire Candela.  Upon completion of the transaction, Syneron shareholders will own approximately 80 percent of the combined company and Candela shareholders will own approximately 20 percent.

Syneron will maintain its corporate headquarters in Israel and North American office in Irvine, CA.  Candela will continue to operate as a wholly-owned subsidiary of Syneron and maintain its offices in Wayland, MA, as well as subsidiary operations in Australia, France, Germany, Italy, Japan, Portugal, Spain and the United Kingdom. Candela has applied to delist its shares from NASDAQ.

Advisors

In connection with the transaction, Leerink Swann LLC is acting as exclusive financial advisor to Syneron, with Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co. and Morrison & Foerster LLP serving as its legal counsel. Houlihan Lokey is acting as exclusive financial advisor to Candela, and Goodwin Procter LLP as legal counsel.

 About Syneron Medical Ltd.

Syneron Medical Ltd. (NASDAQ: ELOS) is the leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company’s technology enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring,  hair removal, wrinkle reduction, rejuvenation of the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela.  Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel.  Syneron also has R&D and manufacturing operations in the US.  The company markets and services and supports its products in 86 countries.  It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide. Additional information can be found at www.syneron.com.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Any statements contained in this document regarding future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Further, any statements that are not statements of historical fact (including statements containing “believes,” “anticipates,” “plans,” “expects,” “may,” “will,” “would,” “intends,” “estimates” and similar expressions) should also be considered to be forward-looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the risk that the businesses may not be integrated successfully; the risk that the transaction may involve unexpected costs or unexpected liabilities; the risk that synergies from the transaction may not be fully realized or may take longer to realize than expected; the risk that disruptions from the transaction make it more difficult to maintain relationships with customers, employees, or suppliers; as well as the risks set forth in Syneron Medical Ltd.’s most recent Annual Report on Form 20-F, and the other factors described in the filings that Syneron Medical Ltd. makes with the SEC from time to time.  If one or more of these factors materialize, or if any underlying assumptions prove incorrect, Syneron Medical Ltd.’s actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

In addition, the statements in this document reflect the expectations and beliefs of Syneron Medical Ltd. as of the date of this document.  Syneron Medical Ltd. anticipates that subsequent events and developments will cause its expectations and beliefs to change.  However, while Syneron Medical Ltd. may elect to update these forward-looking statements publicly in the future, it specifically disclaims any obligation to do so.  The forward-looking statements of Syneron Medical Ltd. do not reflect the potential impact of any future dispositions or strategic transactions that may be undertaken.  These forward-looking statements should not be relied upon as representing Syneron Medical Ltd.’s views as of any date after the date of this document.

Syneron Contacts:

Fabian Tenenbaum, Chief Financial Officer
+ 972 73 244 2283
Email: fabiant@syneron.com

Judith Kleinman, VP Investor Relations
+972 54 646 1688
Email: ir@syneron.com

Nick Laudico/R.J. Pellegrino, The Ruth Group
646-536-7030/7009
Email: nlaudico@theruthgroup.com/rpellegrino@theruthgroup.com